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United States
Securities And Exchange Commission
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Criticare Systems, Inc.
(Name of Subject Company (Issuer))

Packer Acquisition Corporation
and
Opto Circuits (India) Limited
(Names of Filing Persons (Offerors))

Common Stock, par value $0.04 per share
(Title of Class of Securities)

226901106
(CUSIP Number of Class of Securities)

Thomas Dietiker
Opto Circuits (India) Limited
Plot No. 83
Electronics City, Hosur Road
Bagladore, India 560 010
+91 80 28 52 10 84
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Kerry Smith Esq.
DLA PIPER US LLP
2000 University Avenue
East Palo Alto, California
(650) 833-2001

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not applicable	Not applicable

☐
Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP Number:        226901106

        On February 25, 2008, Opto Circuits (India) Limited ("Opto Circuits") and Criticare Systems, Inc. ("Criticare") issued a joint press release announcing that Criticare entered into an Agreement and Plan of Merger (the "Merger Agreement") on February 24, 2008 with Opto Circuits and Packer Acquisition Corporation, a wholly-owned subsidiary of Opto Circuits ("Purchaser"), under which:

  •
  Opto Circuits (through Purchaser) will commence a tender offer (the "Offer") to purchase all of the outstanding shares of Criticare's common stock, par value $0.04 per share, at a purchase price of $5.50 per share in cash, without interest, and

  •
  following the consummation of the Offer, Purchaser will merge with and into Criticare, with Criticare thereby becoming a wholly-owned subsidiary of Opto Circuits.

        A copy of the press release is included as Exhibit 99 (a)(1) hereto.

        At the commencement of the tender offer, Opto Circuits will file with the Securities and Exchange Commission ("SEC") a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Criticare intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Those documents will contain important information and stockholders of Criticare are advised to carefully read those documents when they become available before making any decision with respect to the tender offer.

Item 12. Exhibits.

99 (a)(1)	Joint Press Release of Opto Circuits (India) Limited and Criticare Systems, Inc., dated February 25, 2008.

EXHIBIT INDEX

Exhibit Number	Description
99 (a)(1)	Joint Press Release of Opto Circuits (India) Limited and Criticare Systems, Inc., dated February 25, 2008.

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EXHIBIT INDEX